Exhibit 1
FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer           (402) 341-4500
John G. Sylvia - Senior Vice President, Chief Financial Officer (402) 341-4500

CE Electric UK plc Acquires Majority Ownership of Northern Electric plc

     OMAHA, NEBRASKA, December 24, 1996 --- CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that the cash offer for Northern Electric plc ("Northern") by CE Electric UK plc ("CE Electric") (a company 70% owned by CalEnergy and 30% owned by Peter Kiewit & Sons', Inc.), which had been extended until 1:00 p.m. GMT on December 24, 1996 was successful and CE Electric owns over a majority of Northern's outstanding Ordinary Shares and will extend its offers for the remaining minority equity interest in Northern.

     David L. Sokol, Chairman and CEO of CE Electric and CalEnergy said, "We are delighted by the outcome of the final offer for Northern Electric. Northern Electric is a good company with good people and a strong customer base. We look forward to working with Northern Electric's management to put in place a smooth transition."

     The acquisition, when fully consumated, will be for an aggregate cash purchase price of approximately $1.3 billion, funded from equity contributions by CalEnergy and Kiewit and pursuant to a $700m fully-underwritten non-recourse commercial bank term facility.

     Northern is one of the twelve U.K. regional electricity companies which came into existence as a result of the restructuring and subsequent privatization of the U.K. electricity industry in 1990. Its main business is the distribution and supply of electricity to approximately 1.5 million customers in the North East of England. For its fiscal year ended March 31, 1996, Northern had a profit before tax of approximately $241 million on revenues of approximately $1.44 billion.

     CalEnergy, a leading independent energy producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Kiewit, a large primarily employee-owned, construction, mining and telecommunications company, is an approximate 33% shareholder of the Company.

     The offer is not being made, directly or indirectly, in or into the United States or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and the offer cannot be accepted by any such use, means, instrumentality or facility or from within the United States.
                              # # #